UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road

Nad Al Sheba, Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Termination of Chinasky Car Trading FZE Acquisition

As was previously reported, on February 19, 2026, Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), a UAE-based, U.S.-listed company, entered into a share purchase agreement (the “SPA”) through its indirectly wholly owned subsidiary, Roboai Investments L.L.C-FZ (the “Purchaser”), with Yuntao Liu (the “Seller”), the 100% equity owner of Chinasky Car Trading FZE (the “Target”), an automobile trading company incorporated in Dubai under the laws of the United Arab Emirates. Pursuant to the SPA, the Purchaser agreed to acquire from the Seller 51% of the issued and outstanding shares of the Target, for a total consideration of US$1,000,000, payable in 7,388,799 Class B ordinary shares of the Company on a pre-reverse stock split basis and with par value of US$0.0001 per share (the “Consideration Shares”).

On September 10, 2026, the Purchaser served notice of termination on the Seller pursuant to Section 11.1(b) of the SPA. Accordingly, the SPA was terminated immediately on the date of the notice. As of the date of the notice, no Consideration Shares or other securities had been issued or registered to the Seller or to any person at the Seller’s direction; no shares in the Target had been transferred to the Purchaser or to any person at its direction; and no payment of any kind had been made by either party to the other under the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: September 11, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer